Exhibit 99.2

FORM 51-102F4

AMENDED AND RESTATED - BUSINESS ACQUISITION REPORT

Explanatory Note

The Business Acquisition Report dated July 15, 2019 was amended and re-filed on July 17, 2019 pursuant to amendments to the pro-forma consolidated statement of loss and comprehensive loss for the year ended December 31, 2018. The amendment is to correct the Empower Clinics Inc. statement of loss and comprehensive loss which previously included the three months ended March 31, 201 rather than the year ended December 31, 2018.

Item 1	Identity of Company

1.1	Name and Address of Company

Empower Clinics Inc. (the “Company)

Suite 907 1030 West Georgia Street

Vancouver, BC, V6E 2Y3

1.2	Executive Officer

Steve McAuley

Chief Executive Officer

(604) 789-2146

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

Effective April 30, 2019, the Company acquired all of the membership interest of Sun Valley Certification Clinics Holdings, LLC Sun Valley , an Arizona Limited Liability Company (the Acquisition .

Through its subsidiaries, Sun Valley operates a network of professional medical cannabis and pain management practices, with five clinics in Arizona, one clinic in Las Vegas, a tele-medicine platform serving California, and a fully developed franchise business model for the domestic cannabis industry. Subsidiaries include the following:

-	Sun Valley Alternative Health Centers, LLC;
-	Sun Valley Alternative Health Centers West, LLC;
-	Sun Valley Alternative Health Centers NV, LLC;
-	Sun Valley Alternative Health Centers Tucson, LLC;
-	Sun Valley Alternative Health Centers Mesa, LLC; and
-	Sun Valley Certification Clinics Franchising, LLC

(each, a “Subsidiary” and, collectively the “Subsidiaries”)

2.2	Date of Acquisition April 30, 2019

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2.3	Consideration

On the closing of the Acquisition, the Company acquired 100% of Sun Valley and Subsidiary membership interest, in exchange for cash, common shares of the Company and a promissory note having an aggregate value of $3,960,000 as summarized below:

1.	A cash payment of US$775,000, of which US$150,000 is being held back by the Company, half of which is to be released six months from the date of Closing and the other half of which is to be release twelve months from the date of Closing;

2.	Issuance of 22,058,823 common shares of the Company (each a "Share") at a deemed price of US$0.136 ($0.183) per Share, representing the average daily closing price of the Shares on the Canadian Securities Exchange for the 10-day trading period ended April 26, 2019. Pursuant to an escrow agreement dated April 30,2019, 14,705,882 of the Shares will be held in escrow by Odyssey Trust Company, and will vest in quarterly installments over 36 months from the date of the Closing;

3.	A cash payment of US$12,318 and issuance of 350,602 Shares at a deemed price of US$0.136 (CAD$0.183) per Share, representing the average daily closing price of the Shares on the Canadian Securities Exchange for the 10-day trading period ended April 26, 2019 to a minority shareholder of one of the Sun Valley subsidiaries in order to acquire their minority interest therein; and

4.	A promissory note of US$125,000 bearing interest at a rate of 4% per annum and due July 31, 2019, to a minority shareholder of one of the Sun Valley subsidiaries in order to acquire their minority interest therein.

The cash payments were funded through an unsecured convertible debenture offering which raised gross proceeds of $779,500 on April 1, 2019.

2.4	Effect on Financial Position

The effect of the Acquisition on the Company’s financial position is outlined in the Company’s unaudited proforma condensed consolidated financial statements which are attached to this Business Acquisition Report Report and referred to in Item 3 below.

On the closing of the Acquisition, the Company appointed Dustin Klein, a former director of Sun Valley, to the Company’s board of directors.

The Company does not presently have any plans or proposals for any other material changes in its business affairs, or the affairs of Sun Valley which may have a significant effect on the financial performance or position of the Company, including any proposal to liquidate the business of the Company or Sun Valley, to sell, lease or exchange all or a substantial parts of its assets, to amalgamate the business organization or to make any other material changes to the business of the Company or Sun Valley.

2.5	Prior Valuations

No valuation opinions were obtained in the last 12 months by the Company, or Sun Valley required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company in connection with the Acquisition.

2.6	Parties to Transaction

The Acquisition was not with an informed person (as such term is defined in section 1.1 of National Instrument 51-102 Continuous Disclosure Obligations), associate or affiliate of the Company.

2.7	Date of Report July 17, 2019.

Item 3	Financial Statements

Pursuant to Part 8 of National Instrument 51-102, the audited consolidated financial statements of Sun Valley for the year ended December 31, 2018, together with the notes thereto and the Auditor’s report thereon (the “Annual Financial Statements”), are incorporated by reference herein and attached as Schedule A. Sun Valley’s auditors have given their consent to include their audit report contained in the Annual Financial Statements in this Report.

In addition, pursuant to Part 8 of National Instrument 51-102, the following financial statements are attached as Schedule B and Schedule C to this Report, respectively, and are included as part of this Report:

(a)	Unaudited interim condensed consolidated financial statements of Sun Valley for the three months ended March 31, 2109 and 2018; and

(b)	Unaudited pro-forma consolidated financial statements of the Company for the year ended December 31, 2018 and the three months ended March 31, 2019, together with the notes thereto.

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SCHEDULE A

SUN VALLEY CERTIFICATION CLINICS HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

Together with Independent Auditor’s Report

INDEPENDENT AUDITORS’ REPORT

To the Members of Sun Valley Certification Clinics Holdings, LLC and Subsidiaries Phoenix, Arizona

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Sun Valley Certification Clinics Holdings, LLC and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2018, and the related consolidated statements of income, members' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

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We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sun Valley Certification Clinics Holdings, LLC and Subsidiaries as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

Without modifying our opinion, we draw attention the fact that, as described in Note 1, the consolidated financial statements carve-out Sun Valley Alternative Health Centers Hollywood, FL, LLC and Sun Valley Science LLC and, therefore, are not necessarily indicative of results that would have occurred if these entities were included.

Other Matter - 2017 Financial Statements

Management is responsible for the accompanying consolidated financial statements of Sun Valley Certification Clinics Holdings, LLC and Subsidiaries, which comprise the balance sheet as of December 31, 2017, and the related statements of income, members' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the consolidated financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on the 2017 consolidated financial statements.

/s/ Barry & Moore CPAs, PLC

Barry & Moore CPAs, PLC

Phoenix, Arizona

July 8, 2019

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SUN VALLEY CERTIFICATION CLINICS HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2018 AND 2017

	(Audited) 2018	(Compiled) 2017
ASSETS
CURRENT ASSETS:
Cash	$32,664	$107,601
Employee receivable	1,450
Due from affiliates	12,597	36,726
Total current assets	46,711	144,327

SECURITY DEPOSITS	15,017	15,017

PROPERTY AND EQUIPMENT, net	138,417	179,234

TOTAL ASSETS	$200,145	$338,578

LIABILITIES AND MEMBERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$114,524	$89,945
Accrued liabilities	22,218	31,680
Deferred rent, current portion	10,816	6,575
Loans payable	17,571	16,224
Total current liabilities	165,129	144,424

DEFERRED RENT, noncurrent portion	40,043	50,604

Total liabilities	205,172	195,028

MEMBERS' EQUITY:
Members of the Company	(278,424)	(136,469)
Noncontrolling interests	273,397	280,019

Total members' equity	(5,027)	143,550

TOTAL LIABILITIES AND MEMBERS' EQUITY	$200,145	$338,578

See accompanying notes and independent auditors' report.

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SUN VALLEY CERTIFICATION CLINICS HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	(Audited) 2018	(Compiled) 2017
INCOME	$2,735,587	$2,598,896

EXPENSES:
Payroll and related	1,776,419	1,654,428
Rent	220,038	160,146
Advertising	87,265	116,928
General and administrative	86,357	158,397
Office supplies	75,618	129,358
Bank charges	56,960	52,608
Utilities	56,460	50,116
Depreciation	40,817	24,423
Product cost	38,385	3,865
Professional fees	35,166	34,758
Interest	20,672	2,794
Travel	5,029	29,137
Repair and maintenance	3,901	21,129
Total expenses	2,503,087	2,438,087
NET INCOME	232,500	160,809
NET LOSS ATTRIBUTABLE TO
NONCONTROLLING INTERESTS	(45,566)	(93,266)
NET INCOME ATTRIBUTABLE TO
MEMBERS OF THE COMPANY	$278,066	$254,075

See accompanying notes and independent auditors' report.

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SUN VALLEY CERTIFICATION CLINICS HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018 (Audited) AND 2017 (Compiled)

	Members of the Company	Noncontrolling Interests	Total
BALANCE, December 31, 2016	$97,585	$174,742	$272,327

NET INCOME (LOSS)	254,075	(93,266)	160,809

CONTRIBUTIONS	238,342	236,312	474,654

DISTRIBUTIONS	(726,471)	(37,769)	(764,240)

BALANCE, December 31, 2017	(136.469)	280,019	143,550

NET INCOME (LOSS)	278,066	(45,566)	232,500

CONTRIBUTIONS	204,921	71,648	276,569

DISTRIBUTIONS	(624,942)	(32,704)	(657,646)

BALANCE, December 31, 2018	$(278,424)	$273,397	$(5,027)

See accompanying notes and independent auditors' report.

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SUN VALLEY CERTIFICATION CLINICS HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	(Audited) 2018	(Compiled) 2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$232,500	$160,809
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation	40,817	24,423
Changes in operating assets and liabilities:
Employee receivable	(1,450)	–
Security deposits		(7,594)
Accounts payable	24,579	65,696
Accrued liabilities	(9,462)	22,273
Deferred rent	(6,320)	22,328

Net cash flows from operating activities	280,664	287,935

CASH FLOWS FROM INVESTING ACTIVITIES:
Net repayments on due from affiliates	24,129	96,306
Purchases of property and equipment	–	(156,081)

Net cash flows from investing activities	24,129	(59,775)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings on loans payable	1,347	16,224
Contributions	276,569	474,654
Distributions	(657,646)	(764,240)

Net cash flows from financing activities	(379,730)	(273,362)

DECREASE IN CASH	(74,937)	(45,202)

CASH, beginning of year	107,601	152,803

CASH, end of year	$32,664	$107,601

See accompanying notes and independent auditors' report

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SUN VALLEY CERTIFICATION CLINICS HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 (Audited) AND 2017 (Compiled)

(1)	COMPANY OPERATIONS:

The accompanying financial statements present the consolidated financial position, results of operations, and cash flows of Sun Valley Certification Clinics Holdings, LLC and Subsidiaries (collectively, the "Company"). The Company consists of the following entities:

•	Sun Valley Certification Clinics Holdings, LLC ("Holdings") - This entity was organized in Arizona on July 28, 2016 to be the sole or majority member of all entities discussed below.

•	Sun Valley Alternative Health Centers, LLC - Organized in Arizona on September 25, 2013 and wholly owned by Holdings, this entity operates two medical marijuana patient testing clinics in Phoenix, Arizona.

•	Sun Valley Alternative Health Centers West, LLC - Organized in Arizona on May 21, 2014 and owned 90% by Holdings, this entity operates a medical marijuana patient testing clinic in Surprise, Arizona.

•	Sun Valley Certification Clinics Franchising, LLC - Organized in Arizona on August 5, 2016 and wholly owned by Holdings, this entity has completed a franchise disclosure document and is marketing franchising opportunities to own and operate a Sun Valley Certification Clinic branded business in any state that has legalized medical marijuana.

•	Sun Valley Alternative Health Centers NV, LLC - Organized in Nevada on August 12, 2016 and owned 70% by Holdings, this entity operates a medical marijuana patient testing clinic in Las Vegas, Nevada.

•	Sun Valley Alternative Health Centers Mesa, LLC - Organized in Arizona on January 4, 2017 and owned 70% by Holdings, this entity operates a medical marijuana patient testing clinic in Mesa, Arizona.

•	Sun Valley Alternative Health Centers Tucson, LLC - Organized in Arizona on January 4, 2017 and owned 70% by Holdings, this entity operates a medical marijuana patient testing clinic in Tucson, Arizona.

The Company, including all noncontrolling interests, was acquired by Empower Healthcare Assets, Inc. on April 30, 2019 for $3,960,000. The acquisition price consisted of $787,318 of cash, a $125,000 promissory note, and $3,047,682 of share consideration in Empower Clinics Inc., Empower Healthcare Assets, Inc.'s parent company and a publicly traded Canadian company. The share consideration vests quarterly over three years. Empower Clinics Inc. intends to finance the Company's operations and planned expansion.

The consolidated financial statements carve-out Sun Valley Alternative Health Centers Hollywood, FL, LLC and Sun Valley Science LLC, both of which are wholly owned by Holdings, as these two entities were excluded from the acquisition discussed above. Therefore, the consolidated financial statements are not necessarily indicative of the financial position, results of operations, and cash flows that would have occurred if Sun Valley Alternative Health Centers Hollywood, FL, LLC and Sun Valley Science LLC were included.

7

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: Recognition of Income and Expenses-

Income and expenses are recognized on the accrual method of accounting. Under this method, income is recognized when earned rather than when collected and expenses are recognized when incurred rather than when paid.

Estimates-

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment-

Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over a five-year estimated useful life.

Valuation of Long-Lived Assets-

The Company periodically evaluates the carrying value of long-lived assets when events and circumstances warrant such a review. If the carrying value of a long-lived asset is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. As of December 31, 2018, there were no impairments to any long-lived assets.

Advertising-

Advertising costs are expensed as incurred.

Income Taxes-

As the Company is organized as a partnership for income tax purposes, the Company's income is includable in the income tax returns of its members. Therefore, no provision or liability for income taxes is included in the accompanying consolidated financial statements.

As of December 31, 2018, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the consolidated financial statements. Additionally, the Company had no interest or penalties related to income taxes.

8

(3)	PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following as of December 31:

	(Audited) 2018	(Compiled) 2017
Leasehold improvements	$150,657	$150,657
Office furnishings	25,000	25,000
Signs	24,444	24,444
Equipment	3,986	3,986
Property and equipment, gross	204,087	204,087
Less: accumulated depreciation	(65,670)	(24,853)
Property and equipment, net	$138,417	$179,234

(4)	OPERATING LEASES:

The Company leases medical office space for its six clinics under six separate operating lease agreements, which expire at various dates through 2022. The lease agreements contain certain rent abatement and escalation clauses as well as certain lease inducements. Rent expense is recognized on a straight-line basis over the lease term. The difference between the rent due under the stated periods of the lease compared to the straight-line basis is recorded as deferred rent in the accompanying consolidated balance sheets. Deferred rent consisted of the following as of December 31:

	(Audited) 2018	(Compiled) 2017
Abated and escalated rent	$26,689	$30,081
Lease inducements	24,170	27,098
Deferred rent, total	50,859	57,179
Deferred rent, current portion	10,816	6,575
Deferred rent, noncurrent portion	$40,043	$50,604

The Company's rent expense for 2018 and 2017, including charges for common area maintenance and rental taxes, totaled $220,038 and $160,146, respectively.

9

(4)       OPERATING LEASES (Continued):

At December 31, 2018, future minimum lease payments under non-cancelable operating leases were as follows:

Year Ending December 31,
2019	$171,099
2020	167,661
2021	115,482
2022	67,570

Total	$521,812

(5)	RELATED PARTY TRANSACTIONS:

The Company entered into agreements with affiliates for the Company to provide certain management services. Management fees charged by the Company totaled $2,000 and $6,000 for 2018 and 2017, respectively. Due from affiliates include management fees charged by the Company and expenses incurred by the affiliates but paid by the Company. Amounts due from affiliate are due on demand and do not accrue interest.

(6)	RISKS AND CONCENTRATIONS:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in banks. The Company places its cash with high credit quality financial institutions. As of December 31, 2018, the Company's cash did not exceed federally insured limits.

(7)	FAIR VALUE OF FINANCIAL INSTRUMENTS:

The carrying amounts reported in the balance sheet for current assets and current liabilities approximate fair values due to the short maturity of these instruments.

(8)	SUBSEQUENT EVENTS:

Management has evaluated all subsequent events through the date the financial statements were available to be issued on July 8, 2019. No subsequent events occurred during this period which require adjustment to or disclosure in the financial statements, except as disclosed in Note 1.

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SCHEDULE B

SUN VALLEY CERTIFICATION CLINICS
HOLDINGS, LLC AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
MARCH 31, 2019 AND 2018

SUN VALLEY CERTIFICATION CLINICS HOLDINGS, LLC AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

MARCH 31, 2019 AND DECEMBER 31, 2018

	(Unaudited) March 31, 2019	(Unaudited) December 31, 2018

ASSETS
CURRENT ASSETS:
Cash	$91,009	$32,664
Employee receivable	710	1,450
Due from affiliates	6,915	12,597

Total current assets	98,634	46,711

SECURITY DEPOSITS	15,017	15,017

PROPERTY AND EQUIPMENT, net	128,213	138,417

TOTAL ASSETS	$241,864	$200,145
LIABILITIES AND MEMBERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$147,232	$136,742
Deferred rent, current portion	11,949	10,816
Loans payable	815	17,571

Total current liabilities	159,996	165,129

DEFERRED RENT, noncurrent portion	36,207	40,043

Total liabilities	196,203	205,172

MEMBERS' EQUITY:
Members of the Company	(296,080)	(278,424)
Noncontrolling interests	341,741	273,397

Total members' equity	45,661	(5,027)

TOTAL LIABILITIES AND MEMBERS' EQUITY	$241,864	$200,145

See accompanying notes.

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SUN VALLEY CERTIFICATION CLINICS HOLDINGS, LLC AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

	(Unaudited) 2019	(Unaudited) 2018
INCOME	$735,453	$744,531

EXPENSES:
Payroll and related	400,505	438,581
Rent	58,145	51,988
Advertising	7,772	24,710
General and administrative	34,364	22,002
Office supplies	14,136	22,818
Bank charges	12,365	15,369
Utilities	12,602	13,782
Depreciation	10,204	10,204
Product cost	11,833	9,516
Professional fees	27,744	5,331
Interest	5,028	4,690
Repair and maintenance	–	1,499
Travel	1,022	640

Total expenses	595,720	621,130

NET INCOME	139,733	123,401

NET INCOME (LOSS) ATTRIBUTABLE TO
NONCONTROLTING INTERESTS	1,919	(42.476)

NET INCOME ATTRIBUTABLE TO
MEMBERS OF THE COMPANY	$137,514	$165,877

See accompanying notes.

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SUN VALLEY CERTIFICATION CLINICS HOLDINGS, LLC AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

	Members of the Company	Noncontrolling Interests	Total
BALANCE, December 31, 2017	$(136,469)	$280,019	$143,550
NET INCOME (LOSS)	165,877	(42,476)	123,401
CONTRIBUTIONS		99,609	99,609
DISTRIBUTIONS	(279,809)		(279,809)
BALANCE, March 31, 2018	$(250,401)	$337,152	$86,751
BALANCE, December 31, 2018	$(278,424)	$273,397	$(5,027)
NET INCOME	137,814	1,919	139,733
CONTRIBUTIONS		66,425	66,425
DISTRIBUTIONS	(155,470)		(155,470)
BALANCE, March 31, 2019	$(296,080)	$341,741	$45,661

See accompanying notes.

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SUN VALLEY CERTIFICATION CLINICS HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

	(Unaudited) 2019	(Unaudited) 2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$139,733	$123,401
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation	10,204	10,204
Changes in operating assets and liabilities:
Employee receivable	740
Accounts payable	10,490	(27,575)
Deferred rent	(2,703)	(1,581)

Net cash flows from operating activities	158,464	104,449

CASH FLOWS FROM INVESTING ACTIVITIES:
Net repayments on due from affiliates	5,682	35,757

Net cash flows from investing activities	5,682	35,757

CASH FLOWS FROM FINANCING ACTIVITIES:
Net repayment of loans payable	(16,756)	(7,584)
Contributions	66,452	89,626
Distributions	(155,497)	(269,826)

Net cash flows used in financing activities	(105,801)	(187,784)

INCREASE (DECREASE) IN CASH	58,345	(47,578)

CASH, beginning of period	32,664	107,601

CASH, end of period	$91.009	$60,023

See accompanying notes.

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SUN VALLEY CERTIFICATION CLINICS HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2019 AND 2018

(1)	COMPANY OPERATIONS:

The accompanying financial statements present the consolidated financial position, results of operations, and cash flows of Sun Valley Certification Clinics Holdings, LLC and Subsidiaries (collectively, the "Company"). The Company consists of the following entities:

•	Sun Valley Certification Clinics Holdings, LLC ("Holdings") - This entity was organized in Arizona on July 28, 2016 to be the sole or majority member of all entities discussed below.

•	Sun Valley Alternative Health Centers, LLC - Organized in Arizona on September 25, 2013 and wholly owned by Holdings, this entity operates two medical marijuana patient testing clinics in Phoenix, Arizona.

•	Sun Valley Alternative Health Centers West, LLC - Organized in Arizona on May 21, 2014 and owned 90% by Holdings, this entity operates a medical marijuana patient testing clinic in Surprise, Arizona.

•	Sun Valley Certification Clinics Franchising, LLC - Organized in Arizona on August 5, 2016 and wholly owned by Holdings, this entity has completed a franchise disclosure document and is marketing franchising opportunities to own and operate a Sun Valley Certification Clinic branded business in any state that has legalized medical marijuana.

•	Sun Valley Alternative Health Centers NV, LLC - Organized in Nevada on August 12, 2016 and owned 70% by Holdings, this entity operates a medical marijuana patient testing clinic in Las Vegas, Nevada.

•	Sun Valley Alternative Health Centers Mesa, LLC - Organized in Arizona on January 4, 2017 and owned 70% by Holdings, this entity operates a medical marijuana patient testing clinic in Mesa, Arizona.

•	Sun Valley Alternative Health Centers Tucson, LLC - Organized in Arizona on January 4, 2017 and owned 70% by Holdings, this entity operates a medical marijuana patient testing clinic in Tucson, Arizona.

The Company, including all noncontrolling interests, was acquired by Empower Healthcare Assets, Inc. on April 30, 2019 for $3,960,000. The acquisition price consisted of $787,318 of cash, a $125,000 promissory note, and $3,047,682 of share consideration in Empower Clinics Inc., Empower Healthcare Assets, Inc.'s parent company and a publicly traded Canadian company. The share consideration vests quarterly over three years. Empower Clinics Inc. intends to finance the Company's operations and planned expansion.

The consolidated financial statements carve-out Sun Valley Alternative Health Centers Hollywood, FL, LLC and Sun Valley Science LLC, both of which are wholly owned by Holdings, as these two entities were excluded from the acquisition discussed above. Therefore, the consolidated financial statements are not necessarily indicative of the financial position, results of operations, and cash flows that would have occurred if Sun Valley Alternative Health Centers Hollywood, FL, LLC and Sun Valley Science LLC were included.

5

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: Recognition of Income and Expenses-

Income and expenses are recognized on the accrual method of accounting. Under this method, income is recognized when earned rather than when collected and expenses are recognized when incurred rather than when paid.

Estimates-

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment-

Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over a five-year estimated useful life.

Valuation of Long-Lived Assets-

The Company periodically evaluates the carrying value of long-lived assets when events and circumstances warrant such a review. If the carrying value of a long-lived asset is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. As of December 31, 2018, there were no impairments to any long-lived assets.

Advertising-

Advertising costs are expensed as incurred.

Income Taxes-

As the Company is organized as a partnership for income tax purposes, the Company's income is includable in the income tax returns of its members. Therefore, no provision or liability for income taxes is included in the accompanying consolidated financial statements.

As of March 31, 2019, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the consolidated financial statements. Additionally, the Company had no interest or penalties related to income taxes.

6

(3)	PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following as of March 31, 2019 and December 31, 2018:

	(Unaudited) March 31, 2019	(Audited) December 31, 2018
Office furnishings	$150,657	$150,657
Equipment	25,000	25,000
Signs	24,444	24,444
Leasehold improvements	3,986	3,986

Property and equipment, gross	204,087	204,087
Less: accumulated depreciation	(75,874)	(65,670)

Property and equipment, net	128,213	$138,417

(4)	OPERATING LEASES:

The Company leases medical office space for its six clinics under six separate operating lease agreements, which expire at various dates through 2022. The lease agreements contain certain rent abatement and escalation clauses as well as certain lease inducements. Rent expense is recognized on a straight-line basis over the lease term. The difference between the rent due under the stated periods of the lease compared to the straight-line basis is recorded as deferred rent in the accompanying consolidated balance sheets. Deferred rent consisted of the following as of March 31, 2019 and December 31, 2018:

(Unaudited) (Audited)

March 31, December 31,

	(Unaudited) March 31, 2019	(Audited) December 31, 2018
Abated and accelerated rent	21,790	$26,689
Lease inducements	26,366	24,170
Deferred rent, total	48,156	50,859
Deferred rent, current portion	11,949	10,816
Deferred rent, noncurrent portion	36,207	$40,043

7

(4)	OPERATING LEASES (Continued):

At December 31, 2018, future minimum lease payments under non-cancelable operating leases were as follows:

Year Ending December 31,
2019	$42,775
2020	167,661
2021	115,482
2022	67,570
Total	$393,488

(5)	RELATED PARTY TRANSACTIONS:

The Company entered into agreements with affiliates for the Company to provide certain management services. For the three months ended March 31, 2019 and 2018, management fees charged by the Company totaled $nil and $nil, respectively. Due from affiliates include management fees charged by the Company and expenses incurred by the affiliates but paid by the Company. Amounts due from affiliate are due on demand and do not accrue interest.

(6)	RISKS AND CONCENTRATIONS:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in banks. The Company places its cash with high credit quality financial institutions. As of March 31, 2019, the Company's cash did not exceed federally insured limits.

(7)	FAIR VALUE OF FINANCIAL INSTRUMENTS:

The carrying amounts reported in the balance sheet for current assets and current liabilities approximate fair values due to the short maturity of these instruments.

(8)	SUBSEQUENT EVENTS:

Management has evaluated all subsequent events through the date the financial statements were available to be issued on July 12, 2019. No subsequent events occurred during this period which require adjustment to or disclosure in the financial statements, except as disclosed in Note 1.

8

SCHEDULE C

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2018 and the three months ended March 31, 2019

(Unaudited)

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited amended pro forma consolidated financial statements give effect to the transaction between Empower Clinics Inc. ("Empower" or the "Corporation") and Sun Valley Certification Clinics Holdings, LLC ("Sun Valley") under the acquisition method of accounting. The unaudited pro forma consolidated statement of financial position gives effect to the acquisition (the "Acquisition ") as if it had closed on March 31, 2019. The unaudited amended pro forma consolidated statements of loss and comprehensive loss for the year ended December 31, 2018 and three months ended March 31, 2019 give effect to the Acquisition as if it had closed on January 1, 2018. The actual closing date of the transaction was April 30, 2019.

The unaudited amended pro forma consolidated financial statements are based on the audited and unaudited consolidated financial statements of Empower as at and for the year ended December 31, 2018 and the three months ended March 31, 2019, respectively, and the audited and unaudited consolidated financial statements of Sun Valley as at and for the year ended December 31, 2018 and the three months ended March 31, 2019, respectively.

The unaudited amended pro forma consolidated financial statements are presented for informational purposes only. The pro forma adjustments are based upon available information and certain assumptions that the Corporation believes are reasonable in the circumstances, as described in the notes to the unaudited amended pro forma consolidated financial statements.

The unaudited amended pro forma consolidated financial statements do not give effect to any potential cost savings and operating synergies, if any, that may result from the Acquisition. The unaudited amended pro forma information presented, including allocation of purchase price, is based on preliminary estimates of fair values of assets acquired and liabilities assumed, available information and assumptions and may be revised as additional information becomes available. The actual adjustments to the consolidated financial statements upon the closing of the Acquisition will depend on a number of factors, including additional information available and the net assets of Sun Valley on the closing date of the Acquisition. Therefore, the actual adjustments will differ from the preliminary pro forma adjustments and the differences may be material. For example, the final purchase price allocation is dependent on, among other things, the finalization of asset and liability valuations including but not limited to the valuation of intangible assets acquired. Any final adjustment may change the allocation of purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited amended pro forma consolidated financial statements, including a change to goodwill.

Explanatory Note

The unaudited pro forma consolidated financial statements were amended and re-filed (as an attachment to the Empower Clinics Inc. amended Business Acquisition Report dated July 17, 2019) to correct the pro-forma consolidated statement of loss and comprehensive loss for the year ended December 31, 2018 which previously included the Empower Clinic Inc. statement of loss and comprehensive loss for the three months ended March 31, 2019, rather than the year ended December 31, 2018.

1

EMPOWER CLINICS INC.

AMENDED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at March 31, 2019

(Unaudited) (United States dollars, except share numbers)

	Empower	Sun Valley	Pro forma adjustments	Notes	Pro forma consolidated
ASSET
Current
Cash	$1,974,483	$91,009	$(637,318)	4(a)	$1,428,174
Accounts receivable	–	7,625	–		7,625
Prepaid expenses	17,600	–	–		17,600
Total current assets	1,992,083	98,634	(637,318)		1,453,399

Promissory note	124,118	–	–		124,118
Security deposits		15,017	–		15,017
Property and equipment	123,436	128,213	–		251,649
Intangible assets	53,773	–	–		53,773
Right-of-use assets	123,689	–	351,373	4(c)	475,062
Goodwill	–	–	3.284.284	4(b)	3,284,284

Total assets	$2,417,099	$241,864	$2,998,339		$5,657,302

LIABILITIES
Current
Accounts payable and accrued liabilities	$1,318,744	$147,232	$150,000	4(a)	$1,615,976
Share subscriptions	2,024,082	–	–		2,024,082
Current portion of notes payable	614,989	–	–		614,989
Due to related parties	12,575	–	–		12,575
Convertible debentures payable	302,924	–	–		302,924
Secured loan payable	728,127	–	–		728,127
Current portion of lease liability	107,814	–	140,992	4(c)	248,806
Deferred rent	–	11,949	(11,949)	4(c)	–
Loan payable	–	815	–		815
Promissory Note	–	–	125,000	4(a)	125,000
Conversion feature	55,927	–	–		55,927
Current portion of warrant liability	6,173	–	–		6,173
Total current liabilities	5,171,355	158,996	404,043		5,735,394

Lease liability	22,290	–	254,213	4(c)	276,503
Notes payable	189,735	–	–		189,735
Deferred rent	–	36,207	(36,207)	4(c)
Warrant liability	81,443	–	–		81,443
Total liabilities	5,464,823	196,203	622,049		6,283,075
EQUITY
Issued capital	5,258,081	–	3,047,682	4(a)	8,305,763
Members Interest	–	(296,080)	296,080	7	–
Non-controlling interest	–	341,741	(341,741)	4(b)	–
Reserves	987,657	–	–		987,657
Retained earnings (deficit)	(9,293,462)	–	(627,731)	4(c),7	(9,919,193)
Total shareholders' equity (deficit)	(3,047,724)	45,661	2,376,290		(625,773)
Total liabilities and shareholders' equity (deficit)	$2,417,099	$241,864	$2,998,339		5,657,302

The accompanying notes are an integral part of these pro forma consolidated financial statements.

2

EMPOWER CLINICS INC.

AMENDED PRO FORMA CONSOLIDATED STATEMENT OF LOSS AND TOTAL COMPREHENSIVE INCOME

For the year ended December 31, 2018

(Unaudited) (United States dollars, except share numbers)

	Empower	Sun Valley	Pro forma adjustments	Notes	Pro forma consolidated
Revenues
Clinic Operations	$1,091,386	$2,735,587	$–		$3,826,973

Direct clinic expenses
Medical personnel costs	268,905	38,385	–		307,290
Travel clinic costs	148, 142	–	–		148,142
Total direct clinic expenses	417,047	38,385	–		455,432

Earnings from clinic operations	674,339	2,697,202	–		3,371,541

Operating expenses	2,517,681	2,368,047	–		4,885,728
Legal and professional fees	1,450,141	35,166	–		1,485,307
Depreciation and amortization expense	123,473	40,817	–		164,290
Share-based payments	892,417	–	–		892,417
Income (loss) from operations	(4,309,373)	253,172			(4,056,201)

Other expenses (income)
Listing fee	1,308,808	–	–		1,308,808
Accretion expense	241,521	–			241,521
Interest income	–	(1)			(1)
Interest expense	126,375	20,673			147,048
Gain on change in fair value of warrant liability	(1,598,425)	–	–		(1,598,425)
Gain on change in fair value of conversion feature	(890,136)	–	–		(890,136)
Impairment of intangible assets	64,200				64,200
Impairment of assets held for sale	57,072				57,072
Restructuring, net	110,424				110,424
Other expense, net	60,706	–	–		60,706
	(519,455)	20,672	–		(498,783)
Net income (loss) and comprehensive income (loss)	$(3,789,918)	$232,500	–		$(3,557,418)

Loss per share
Basic	$(0.06)	$–	$–		$(0.04)
Diluted	$(0.06)	$–	$–		$(0.04)

Weighted average number of shares outstanding
Basic	66,670,041	–	22,409,425	6	89,079,466
Diluted	66,670,041	–	22,409,425	6	89,079,466

The accompanying notes are an integral part of these pro forma consolidated financial statements.

3

EMPOWER CLINICS INC.

PRO FORMA CONSOLIDATED STATEMENT OF LOSS AND COMPREHENSIVE LOSS

For the three months ended March 31, 2019

(Unaudited) (United States dollars, except share numbers)

	Empower	Sun Valley	Pro forma adjustments	Notes	Pro forma consolidated
Revenues
Clinic operations	$152,846	$735,453	–		888,299

Direct clinic expenses
Medical personnel costs	27,304	11,833	–		39,137
Travel clinic costs	12,109	–	–		12,109
Total direct clinic expenses	39,413	11,833	–		51,246

Earnings from clinic operations	113,433	723,620	–		837,053

Operating expenses	218,627	540,911	(42,015)	4(c)	717,523
Legal and professional fees	113,011	27,744	–		140,755
Depreciation and amortization expense	46,143	10,204	32,705	4(c)	89,052
Share-based payments	14,960	–	–		14,960
Income (loss) from operations	(279,308)	144,761	9,310		(125,237)

Other expenses (income)
Accretion expense	29,914	–	–		29,914
Interest income	(1,618)	–	–		(1,618)
Interest expense	33,372	5,028	6,118	4(c)	44,518
Loss on change in fair value of warrant liability	190	–	–		190
Loss on change in fair value of conversion feature	33,362	–	–		33,362
Other expense, net	24,013	–	–		24,013
	119,233	5,028	6,118		130,379
Net income (loss) and comprehensive income (loss)	$(398,541)	139,733	3,192		(255,616)

Income (loss) per share
Basic	$(0.01)	–	$–		$(0.00)
Diluted	$(0.01)	–	$–		$(0.00)

Weighted average number of shares outstanding
Basic	77,503,337	–	22,409,425	6	99,912,762
Diluted	77,503,337	–	22,409,425	6	99,912,762

The accompanying notes are an integral part of these pro forma consolidated financial statements.

4

EMPOWER CLINICS INC.

NOTES TO THE AMENDED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited) (Tabular amounts are expressed in United States dollars, except where noted)

1.	NATURE OF OPERATIONS

Empower Clinics Inc. ("Empower" or the "Company") was incorporated under the laws of the Province of British Columbia on April 28, 2015. The Company is a leading owner and operator of medical cannabis clinics and developer of medical products in the US, focused on enabling individuals to improve and protect their health. This business is conducted through Empower's wholly-owned Nevada, USA subsidiary, SMAART Holdings Corp., which in turn owns wholly-owns the following subsidiaries:

i.	Empower Healthcare Corporation ("EHC") is an Oregon based company that, through its clinics in Oregon, and Washington State, provides physician services to patients in those states. EHC acquired the assets of Presto Quality Care Corporation ("Presto") on June 12, 2015 and acquired the operations of Presto on July 12, 2015.
ii.	SMAART Inc. is an Oregon based company that does not have an active business.
iii.	The Hemp and Cannabis Company ("THCC Oregon") and The Hemp and Cannabis Company Access Points Oregon ("THCF Access Points Oregon"), These are Oregon based companies that do not have active businesses.
iv.	The Hemp and Cannabis Company ("THCC Washington") and The Hemp and Cannabis Company Access Points Washington ("THCF Access Points Washington"), are Washington based companies that do not have active businesses.
v.	CanMed Solutions Inc., is an Oregon based company that was incorporated on January 27, 2017. The Company does not have an active business.

The registered office of the Company is located at Suite 918 1030 West Georgia Street, Vancouver, British Columbia, Canada, V6C 1G8. The Company's U.S. headquarters are at 105 SE 18th Avenue, Portland, Oregon.

On April 16, 2019, the Company incorporated a wholly-owned Delaware Corporation, Empower Healthcare Assets Inc. ("Empower Healthcare"). On April 30, 2019, the Empower Healthcare acquired all the outstanding membership interest of Sun Valley Certification Clinics Holdings, LLC and its subsidiaries Sun Valley Alternative Health Centers, LLC, Sun Valley Alternative Health Centers West, LLC, Sun Valley Alternative Health Centers NV, LLC, Sun Valley Alternative Health Centers Tucson, LLC, Sun Valley Alternative Health Centers Mesa, LLC, and Sun Valley Certification Clinics Franchising, LLC ("Subsidiaries")

2.	BASIS OF PREPARATION

The accompanying unaudited amended pro forma consolidated financial statements give effect to the acquisition by Empower of Sun Valley Certification Clinics Holdings, LLC and its Subsidiaries (collectively, Sun Valley") as described in the amended Business Acquisition Report ("BAR") dated July 17, 2019 (the "Acquisition"). The accompanying unaudited amended pro forma consolidated financial statements have been prepared by management of Empower and are derived from the unaudited and audited consolidated financial statements of Empower as at and for the three months ended March 31, 2019 and for the year ended December 31, 2018, respectively, and the unaudited and audited consolidated financial statements of Sun Valley as at and for the three months ended March 31, 2019 and for the year ended December 31, 2018, respectively.

The accompanying unaudited amended pro forma consolidated financial statements should be read in conjunction with the description of the Acquisition provided in the BAR, the audited and unaudited consolidated financial statements of Sun Valley, including the notes thereto, incorporated by reference in the BAR, and the historical unaudited and audited consolidated financial statements of Empower, including the notes thereto.

The accompanying unaudited amended pro forma consolidated financial statements may not be indicative of the results that would have been achieved if the transactions reflected therein had been completed on the dates indicated or the results which may be obtained in the future. For instance, the actual purchase price allocation will reflect the fair value, at the purchase date, of the assets acquired and liabilities assumed based upon the Corporation's evaluation of such assets and liabilities following the closing of the Acquisition.

5

EMPOWER CLINICS INC.

NOTES TO THE AMENDED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited) (Tabular amounts are expressed in United States dollars, except where noted)

2.	BASIS OF PREPARATION (Continued)

Accordingly, the final purchase price allocation may differ materially from the preliminary allocation reflected herein. The underlying assumptions for the pro forma adjustments provide a reasonable basis for presenting the significant financial effects directly attributable to the Acquisition. These pro forma adjustments are preliminary and are based on currently available financial information and certain estimates and assumptions. Empower has performed a preliminary valuation analysis of Sun Valley's assets to be acquired and liabilities to be assumed. This preliminary valuation has been used to prepare pro forma adjustments in the preliminary purchase price allocation presented in the unaudited pro forma consolidated financial statements. The final purchase price allocation will be determined when the Corporation has completed the detailed valuations and necessary calculations. The actual adjustments to the unaudited pro forma consolidated financial statements will depend on a number of factors. Therefore, it is expected that the actual adjustments will differ from the preliminary pro forma adjustments, and the differences may be material.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are those set out in Empower' audited consolidated financial statements as at December 31, 2018 and interim condensed consolidated financial statements as at March 31, 2019. In preparing the unaudited pro forma consolidated financial statements, a review was undertaken to identify accounting policy differences between Empower and Sun Valley where the impact was potentially material. The significant accounting policies of Sun Valley conform in all material respects to those of Empower except as noted below in note 4(c).

4.	PRELIMINARY PRO FORMA PURCHASE PRICE ALLOCATION

On April 30, 2019, the Company completed the 100% acquisition of Sun Valley Certification Clinics Holdings, LLC, for total fair value consideration of $3,960,000 comprised of cash of $787,318, 22,409,425 common shares of the Company at a fair value of $0.14 (C$0.183) per share and a $125,000 promissory note.

The Transaction has been accounted for by the Company as a business combination under IFRS 3 - Business Combinations.

a) Purchase Price

The following is the purchase price. These figures have been reflected in the accompanying unaudited pro forma consolidated financial statements.

Fair value of 22,409,425 common shares issued	$3,047,682
Cash	787,318
Promissory note	125,000
Total consideration	$3,960,000

Common shares of the Company were issued on the Closing Date with 14,705,882 common shares being held in escrow ("Escrow Shares"). The Escrow Shares will vest in quarterly instalments over 36 months from the Closing Date.

Initial cash payment of $637,318 was made on the Closing Date with $150,000 held back as security for contingent liabilities of Sun Valley. Pro forma accounts payable and accrued liabilities include the $150,000 holdback, of which $75,000 is expected top be released on the six-month anniversary of the Closing Date with the remaining $75,000 to be released on the one-year anniversary of the Closing Date.

The promissory note bears interest at a rate of 4% per annum and matures on July 31, 2019.

6

EMPOWER CLINICS INC.

NOTES TO THE AMENDED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited) (Tabular amounts are expressed in United States dollars, except where noted)

4.	PRELIMINARY PRO FORMA PURCHASE PRICE ALLOCATION (Continued)

b)      Preliminary Pro Forma Purchase Price Allocation

The total consideration was allocated to the assets acquired and liabilities assumed based on their relative fair values on the Closing Date as follows:

Assets Acquired
Cash and cash equivalents	$93,745
Accounts receivable	366
Total current assets	94,111

Security deposits	$15,017
Property and equipment	124,812
$233,940
Liabilities Assumed
Accounts payable and accrued liabilities	44,531
Total current liabilities	$44,531

Non-controlling interest	(486,307)

Net assets at fair value, as at April 30, 2019	$675,716
Estimated Purchase Price	$3,960,000
Goodwill	$3,284,284

c)      Adoption of IFRS 16 Leases

Effective January 1, 2019, the Company adopted IFRS 16 Leases (IFRS 16) using the modified retrospective approach as disclosed in the March 31, 2019 interim condensed consolidated financial statements. Sun Valley reports under US Generally Accepted Accounting Principles and has not adopted IFRS 16.

Deferred Rent

IFRS does not recognize deferred rent and as such, the current portion of deferred rent liability and long-term portion deferred rent liability have eliminated with a corresponding charge to deficit and rent expense.

	Deferred Rent Liability, Current	Deferred Rent Liability, Long-term	Deficit	Rent Expense
Balance, January 1, 2019	$10,816	$40,043	$(50,859)	$–
Balance, March 31, 2019	$11,949	$36,207	$(50,859)	$2,703

Leases

The Sun Valley lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

Operating lease commitments as at December 31, 2018	$521,812
Weighted average incremental borrowing rate as at January 1, 2019	6%
Lease liability as at January 1, 2019	$428,399

7

EMPOWER CLINICS INC.

NOTES TO THE AMENDED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited) (Tabular amounts are expressed in United States dollars, except where noted)

4.	PRELIMINARY PRO FORMA PURCHASE PRICE ALLOCATION (Continued)

On January 1, 2019, as a result of the initial application of IFRS 16, in relation to the leases that were previously classified as operating leases, the Company recognized right-of-use assets of $384,078, lease liability of $428,399 and charge to deficit of $44,321.

The Company has recognized depreciation and interest cost instead of rent expense. During the three months ended March 31, 2019, the Sun Valley recognized depreciation expense of $32,705 and interest expense of $6,118 in relation to the leases.

The right-of-use asset consists of the following:

Cost
Balance, January 1, 2019	$663,783
Balance, March 31, 2019	$663,783

Accumulated Depreciation
Balance, January 1, 2019	$(279,705)
Depreciation	(32,705)
Balance, March 31, 2019	$(312,410)

Carrying amount
Balance, January 1, 2019	$384,078
Balance, March 31, 2019	$351,373
The lease liability consists of the following:

Balance, January 1, 2019	$428,399
Interest Expense	6,118
Payments	(39,312)
Balance, March 31, 2019	395,205
Less: non-current portion of lease liability	(140,992)
Current portion of lease liability	$254,213

5.	PRO FORMA EARNINGS PER SHARE

Net income (loss) per common share is calculated by dividing the pro forma net income (loss) applicable to common shares by the weighted average number of common shares outstanding for the year ended December 31, 2018 and three months ended March 31, 2019 and reflects the issuance of 22,409,425 Empower common shares, as if the issuance had taken place on January 1, 2018.

8

EMPOWER CLINICS INC.

NOTES TO THE AMENDED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited) (Tabular amounts are expressed in United States dollars, except where noted)

6.	ISSUED CAPITAL

Empowers' issued and outstanding common shares as at December 31, 2018, assuming the additional shares resulting from transactions described in note 4 had taken place on January 1, 2018, are as follows:

	Number of shares	Amount
Balance, December 31, 2018	66,670,041	$5,401,024
Share consideration issued in connection with:
Sun Valley membership interest	22,058,823	3,000,000
Sun Valley non-controlling interest	350,602	47,682
Pro forma balance, December 31, 2018	89,079,466	$8,448,706

Empowers' issued and outstanding common shares as at March 31, 2019, assuming the additional shares resulting from transactions described in note 4 had taken place on January 1, 2019, are as follows:

	Number of shares	Amount
Balance, March 31, 2019	77,503,337	$5,258,081
Share consideration issued in connection with:
Sun Valley membership interest	22,058,823	3,000,000
Sun Valley non-controlling interest	350,602	47,682
Pro forma balance, March 31, 2019	99,912,762	$8,305,763

7.	SUN VALLEY HISTORICAL MEMBERS INTEREST

The historical member interest of Sun Valley, which includes retained earnings and member units, has been eliminated on consolidation.

9